Exhibit 4.2

KINDER MORGAN MANAGEMENT, LLC

KINDER MORGAN G.P., INC.

OFFICERS' CERTIFICATE
PURSUANT TO SECTION 301 OF INDENTURE

Each of the undersigned, Kimberly A. Dang and David D. Kinder, the Vice President and Chief Financial Officer and the Vice President and Treasurer, respectively, of (i) Kinder Morgan Management, LLC (the "Company"), a Delaware limited liability company and the delegate of Kinder Morgan G.P., Inc. and (ii) Kinder Morgan G.P., Inc., a Delaware corporation and the general partner of Kinder Morgan Energy Partners, L.P., a Delaware limited partnership (the "Partnership"), on behalf of the Partnership, does hereby establish the terms of a series of senior debt Securities of the Partnership under the Indenture relating to senior debt Securities, dated as of January 31, 2003 (the "Indenture"), between the Partnership and U.S. Bank National Association, as successor trustee to Wachovia Bank, National Association (the "Trustee"), pursuant to resolutions adopted by the Board of Directors of the Company, or a committee thereof, on July 16, 2008 and September 11, 2009 and in accordance with Section 301 of the Indenture, as follows:

1.           The titles of the Securities shall be "5.80% Senior Notes due 2021" (the "2021 Notes") and "6.50% Senior Notes due 2039" (the "2039 Notes," and together with the 2021 Notes, the "Notes");

2.           The aggregate principal amounts of the 2021 Notes and the 2039 Notes which initially may be authenticated and delivered under the Indenture shall be limited to a maximum of $400,000,000 and $600,000,000, respectively, except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to the terms of the Indenture, and except that any additional principal amount of the Notes may be issued in the future without the consent of Holders of the Notes so long as such additional principal amount of Notes are authenticated as required by the Indenture;

3.           The Notes shall be issued on September 16, 2009; the principal of the 2021 Notes shall be payable on March 1, 2021, and the principal of the 2039 Notes shall be payable on September 1, 2039; the Notes will not be entitled to the benefit of a sinking fund;

4.           The 2021 Notes shall bear interest at the rate of 5.80% per annum and the 2039 Notes shall bear interest at the rate of 6.50% per annum, in each case which interest shall accrue from September 16, 2009, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, which dates shall be March 1 and September 1 of each year, and such interest shall be payable semi-annually in arrears on March 1 and September 1 of each year, commencing March 1, 2010, to holders of record at the close of business on the February 15 or August 15, respectively, next preceding each such Interest Payment Date;

5.           The principal of, premium, if any, and interest on, the Notes of each series shall be payable at the office or agency of the Partnership maintained for that purpose in the Borough of Manhattan, New York, New York; provided, however, that at the option of the Partnership, payment of interest may be made from such office in the Borough of Manhattan, New York, New York by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register. If at any time there shall be no such office or agency in the Borough of Manhattan, New York, New York, where the Notes may be presented or surrendered for payment, the Partnership shall forthwith designate and maintain such an office or agency in the Borough of Manhattan, New York, New York, in order that the Notes shall at all times be payable in the Borough of Manhattan, New York, New York.  The Partnership hereby initially designates the Corporate Trust Office of the Trustee in the Borough of Manhattan, New York, New York, as one such office or agency;

6.           U.S. Bank National Association, successor trustee to Wachovia Bank, National Association, is appointed as the Trustee for the Notes, and U.S. Bank National Association, and any other banking institution hereafter selected by the officers of the Company, on behalf of the Partnership, are appointed agents of the Partnership (a) where the Notes may be presented for registration of transfer or exchange, (b) where notices and demands to or upon the Partnership in respect of the Notes or the Indenture may be made or served and (c) where the Notes may be presented for payment of principal and interest;

7.           The Notes of each series will be redeemable, at the Partnership's option, at any time in whole, or from time to time in part, upon not less than 30 and not more than 60 days notice mailed to each Holder of the Notes to be redeemed at the Holder's address appearing in the Security Register, at a price equal to 100% of the principal amount of the Notes to be redeemed plus accrued interest to the Redemption Date, subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date, plus a make-whole premium, if any.  In no event will the Redemption Price ever be less than 100% of the principal amount of the Notes being redeemed plus accrued interest to the Redemption Date.

The amount of the make-whole premium on any Note, or portion of a Note, to be redeemed will be equal to the excess, if any, of:

(1)	the sum of the present values, calculated as of the Redemption Date, of:

•
each interest payment that, but for the redemption, would have been payable on the Note, or portion of a Note, being redeemed on each interest payment date occurring after the Redemption Date, excluding any accrued interest for the period prior to the Redemption Date; and

•	the principal amount that, but for the redemption, would have been payable at the stated maturity of the Note, or portion of a Note, being redeemed;

over

(2)	the principal amount of the Note, or portion of a Note, being redeemed.

The present value of interest and principal payments referred to in clause (1) above will be determined in accordance with generally accepted principles of financial analysis. The present values will be calculated for each series by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the Redemption Date at a discount rate equal to the Treasury Yield, as defined below, plus 0.375% in the case of the 2021 Notes and 0.375% in the case of the 2039 Notes.

The make-whole premium will be calculated by an independent investment banking institution of national standing appointed by the Partnership.  If the Partnership fails to make that appointment at least 30 business days prior to the redemption date, or if the institution so appointed is unwilling or unable to make the calculation, the financial institution named in the Notes will make the calculation. If the financial institution named in the Notes is unwilling or unable to make the calculation, an independent investment banking institution of national standing appointed by the Trustee will make the calculation.

For purposes of determining the make-whole premium, Treasury Yield refers to an annual rate of interest equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the Notes to be redeemed, calculated to the nearer 1/12 of a year (the "Remaining Term"). The Treasury Yield will be determined as of the third business day immediately preceding the applicable redemption date.

The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release (the "H.15 Statistical Release"). If the H.15 Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term of the Notes to be redeemed, then the Treasury Yield will be equal to that weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term of the Notes to be redeemed and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term, in each case as set forth in the H.15 Statistical Release. Any weekly average yields so calculated by interpolation will be rounded to the nearer 0.01%, with any figure of 0.0050% or more being rounded upward. If weekly average yields for United States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the independent investment banking institution.

If less than all of the Notes of a series are to be redeemed, the Trustee will select the Notes to be redeemed by a method that the Trustee deems fair and appropriate. The Trustee may select for redemption Notes and portions of Notes in amounts of $1,000 or whole multiples of $1,000.

8.           Payment of principal of, and interest on, the Notes shall be without deduction for taxes, assessments or governmental charges paid by Holders of the Notes;

9.           The Notes of each series are approved in the form attached hereto as Exhibit A and shall be issued upon original issuance in whole in the form of one or more book-entry Global Securities, and the Depositary shall be The Depository Trust Company; and

10.         The Notes of each series shall be entitled to the benefits of the Indenture, including the covenants and agreements of the Partnership set forth therein, except to the extent expressly otherwise provided herein or in the Notes of such series.

Any initially capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Indenture.

IN WITNESS WHEREOF, each of the undersigned has hereunto signed his or her name this 11th day of September, 2009.

/s/ Kimberly A. Dang
Kimberly A. Dang
Vice President and Chief Financial Officer

/s/ David D. Kinder
David D. Kinder
Vice President and Treasurer